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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 --------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (Amendment No. 1)1


                       NETWORK-1 SECURITY SOLUTIONS, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   64121N 10 9
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                                 (CUSIP Number)

                               SAM SCHWARTZ, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
--------------------------------------------------------------------------------
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2306
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)
---------------
1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP No. 64121N 10 9                 13D                     Page 2 of 7 Pages
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=========   ====================================================================
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Corey M. Horowitz
---------   --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                     (b) [_]

---------   --------------------------------------------------------------------
    3       SEC USE ONLY


---------   --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF, AF, OO
---------   --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)
                                                                         [_]
---------   --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
---------   --------------------------------------------------------------------
                7       SOLE VOTING POWER

                        4,783,252 (1)
  NUMBER OF ---------   --------------------------------------------------------
   SHARES       8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              74,573 (2)
    EACH    ---------   --------------------------------------------------------
  REPORTING     9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                4,783,252 (1)
            ---------   --------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                        74,573 (2)
---------   --------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,857,825 (1)(2)
---------   --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                         [_]
---------   --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.8%
---------   --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 64121N 10 9                 13D                     Page 3 of 7 Pages
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(1)      Includes (a)(i) 486,303 shares of Common Stock, (ii) 85,220 shares of
         Common Stock issuable upon exercise of warrants and (iii) 992,500 shares of Common Stock issuable upon exercise of options, all of which are held by Mr. Horowitz and (b)(i) 155,463 shares of Common Stock,
         (ii) 643,896 shares of Common Stock issuable upon exercise of warrants,
         (iii) 250,000 shares of Common Stock issuable upon exercise of options and (iv) 2,169,870 shares of Common Stock issuable upon conversion of 1,084,935 shares of Series E Convertible Preferred Stock, all of which are held by CMH Capital Management Corp.

(2) Includes (a)(i) 1,528 shares of Common Stock and (ii) 70,754 shares of Common Stock issuable upon conversion of 35,377 shares of Series E Convertible Preferred Stock, all of which are held by Donna Slavitt, Mr. Horowitz's spouse and (b) 2,291 shares of Common Stock held by Horowitz Partners, a general partnership of which Mr. Horowitz is a partner. Mr. Horowitz disclaims beneficial ownership of the shares held by Horowitz Partners except to the extent of his pecuniary interest therein.

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CUSIP No. 64121N 10 9                 13D                     Page 4 of 7 Pages
=====================                                         ==================

=========   ====================================================================
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CMH Capital Management Corp.
---------   --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                     (b) [_]

---------   --------------------------------------------------------------------
    3       SEC USE ONLY


---------   --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
---------   --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)
                                                                         [_]
---------   --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------   --------------------------------------------------------------------
                7       SOLE VOTING POWER

                        -0-
  NUMBER OF ---------   --------------------------------------------------------
   SHARES       8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              3,219,229 (1)
    EACH    ---------   --------------------------------------------------------
  REPORTING     9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                -0-
            ---------   --------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                        3,219,229 (1)
---------   --------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,219,229 (1)
---------   --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                         [_]
---------   --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.3%
---------   --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Includes (i) 155,463 shares of Common Stock, (ii) 643,896 shares of Common Stock issuable upon exercise of warrants, (iii) 250,000 shares of Common Stock issuable upon exercise of options and (iv) 2,169,870 shares of Common Stock issuable upon conversion of 1,084,935 shares of Series E Convertible Preferred Stock.

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CUSIP No. 64121N 10 9                 13D                     Page 5 of 7 Pages
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     The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

     Item 5(a) is hereby amended and restated to read as follows:

     (a) The following list sets forth the aggregate number and percentage (based on 8,314,458 Shares outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2003) of Shares beneficially owned by each Reporting Person, as of December 22, 2003:

                                                            Percentage of Shares
                                 Shares of Common Stock        of Common Stock
Name                               Beneficially Owned         Beneficially Owned
----                               ------------------         ------------------
Corey M. Horowitz                    4,857,825 (1)                   38.8%
CMH Capital Management Corp.         3,219,229 (2)                   28.3%


(1) Includes (a)(i) 486,303 Shares, (ii) 85,220 Shares issuable upon exercise of Warrants and (iii) 992,500 Shares issuable upon exercise of options, all of which are held by Mr. Horowitz, (b)(i) 155,463 Shares, (ii) 643,896 Shares issuable upon exercise of warrants, (iii) 250,000 Shares issuable upon exercise of options and (iv) 2,169,870 Shares issuable upon conversion of Series E Convertible Preferred Stock, all of which are held by CMH Capital Management Corp., (c)(i) 1,528 Shares and (ii) 70,754 Shares issuable upon conversion of Series E Convertible Preferred Stock, all of which are held by Donna Slavitt and (d) 2,291 Shares held by Horowitz Partners. Mr. Horowitz disclaims beneficial ownership of the Shares held by Horowitz Partners, except to the extent of his pecuniary interest therein.

(2) Includes (i) 155,463 Shares, (ii) 643,896 Shares issuable upon exercise of warrants, (iii) 250,000 Shares issuable upon exercise of options and (iv) 2,169,870 Shares issuable upon conversion of Series E Convertible Preferred Stock.

     The first paragraph of Item 5(b) is hereby amended and restated to read as follows:

     (b) Mr. Horowitz has sole power to vote and dispose of 4,783,252 Shares (consisting of the 1,564,023 Shares beneficially owned by him, constituting approximately 16.7% of the Shares outstanding and, by virtue of his position as sole stockholder, officer and director of CMH, of the 3,219,229 Shares beneficially owned by CMH, constituting approximately 28.3% of the Shares outstanding), constituting approximately 38.4% of the Shares outstanding.

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CUSIP No. 64121N 10 9                 13D                     Page 6 of 7 Pages
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     Item 5(c) is hereby amended and restated to add the following:

     (c) On December 22, 2003, the Issuer granted the following two options to Mr. Horowitz in consideration for his agreement to serve as Chief Executive Officer and Chairman of the Issuer:


    Number of        Exercisable within
Underlying Shares     the Next 60 Days     Exercise Price ($)    Expiration Date
-----------------     ----------------     ------------------    ---------------
   1,084,782              434,782                0.23                12/22/08
     515,218              515,218                0.13                12/22/08


There were no additional transactions by the Reporting Persons in the Shares of the Issuer since the filing of the Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ----------------------------

On December 22, 2003, the Issuer entered into an offer letter (the "Offer Letter") with Corey M. Horowitz pursuant to which Mr. Horowitz agreed to serve as Chief Executive and Chairman of the Issuer at an annual salary of $210,000. In accordance with the Offer Letter, Mr. Horowitz was issued five (5) year options to purchase an aggregate of 1,600,000 shares of the Issuer's Common Stock, under the Issuer's Stock Option Plan as follows: (i) an incentive stock option (the "ISO Option") to purchase an aggregate of 1,084,782 shares of Common Stock, at an exercise price of $.23 per share, which shall vest 434,782 shares on the date of grant (December 22, 2003), 250,000 shares on December 22, 2004, and 200,000 on each of December 22, 2005 and December 22, 2006; and (ii) a non-qualified option to purchase 515,218 shares of Common Stock, at an exercise price of $.13 per share, which fully vested on the date of grant (December 22, 2003). In the event of a change of control (as defined in the ISO Option Agreement attached hereto as Exhibit 2) occurs at anytime prior to the expiration of the ISO Options, the vesting schedule for the ISO Options shall be accelerated so that 100% of the total number of shares then subject to the ISO Options shall be vested.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

1. Offer Letter, dated December 22, 2003, by and between the Issuer and Corey M. Horowitz, including Incentive Stock Option, dated December 22, 2003, by and between the Issuer and Corey M. Horowitz (Exhibit A), Non-Qualified Stock Option, dated December 22, 2003, by and between the Issuer and Corey M. Horowitz (Exhibit B) and Issuer Capitalization (Exhibit C).

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CUSIP No. 64121N 10 9                 13D                     Page 7 of 7 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   January 6, 2004


                                               /s/ Corey M. Horowitz
                                               ----------------------------
                                               Corey M. Horowitz





                                               CMH CAPITAL MANAGEMENT CORP.


                                               /s/ Corey M. Horowitz
                                               ----------------------------
                                               Corey M. Horowitz
                                               President